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                             December 15, 2022

       Jesse Sutton
       Chief Executive Officer
       PishPosh, Inc.
       1915 Swarthmore Avenue
       Lakewood, New Jersey 08701

                                                        Re: PishPosh, Inc.
                                                            Amendment No. 1 to
Registration Statement on Form S-1
                                                            Filed November 22,
2022
                                                            File No. 333-267982

       Dear Jesse Sutton:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 9, 2022 letter.

       Amendment No. 1 to Registration Statement on Form S-1

       Capitalization, page 25

   1.                                                   We note the    actual
 column as of September 30, 2022 does not include the loan payable of $3,025,000 amongst
your liabilities. It also appears the    convertible note payable    and
                                                           convertible note
payable, related party    amounts are mislabeled. Please revise
                                                        accordingly.
       Dilution, page 26

   2.                                                   We note your response
to comment 2 and the accompanying Exhibit A. In the    Increase
                                                        in $1.00 per share of
IPO    column, it appears your IPO share price (third to last number in the column) was not
adjusted to $6.00 and as a result you calculated the dilution of $3.90
 Jesse Sutton
PishPosh, Inc.
December 15, 2022
Page 2
         when it appears the amount should be $4.90. Please revise or clarify. Management's Discussion and Analysis of Financial Condition and Results of Operations
Liquidity and Capital Resources, page 32

3. We note your added disclosure regarding a convertible promissory note issued to a related party in the principal amount of $950,000. Please revise your disclosure to identify the related party and, if applicable, expand your discussion in your "Certain Relationships and
         Related Party Transactions" section to include the information required by Item 404 of
         Regulation S-K.
Unaudited Condensed Financial Statements for the Nine Months Ended September 30, 2022 and
2021
Note 14 - Subsequent Events, page F-34

4. You disclose that as of the date these financial statements, there were 4,939,343 shares of common stock outstanding and 1,752.37 shares of Series A preferred stock outstanding.
         This does not appear consistent with the amounts disclosed in your balance sheet and
         statement of changes in stockholder   s equity; these amounts appear
to be the number
         outstanding as of the date of this prospectus, and not as of September 30, 2022. Please clarify or modify your disclosure accordingly. Additionally in your response, please reconcile the number of common and preferred shares outstanding as of the date of your prospectus, detailing the share activity subsequent to September 30, 2022.
General

5. We note recent instances of extreme stock price run-ups followed by rapid price declines and stock price volatility seemingly unrelated to company performance following a number of recent initial public offerings, particularly among companies with relatively smaller public floats. Revise to include a separate risk factor addressing the potential for rapid and substantial price volatility and any known factors particular to your offering that may add to this risk and discuss the risks to investors when investing in stock where the price is changing rapidly. Clearly state that such volatility, including any stock-run up,
FirstName LastNameJesse Sutton
       may be unrelated to your actual or expected operating performance and financial
Comapany   NamePishPosh,
       condition             Inc.making it difficult for prospective investors
to assess the rapidly
                  or prospects,
       changing
December          value
           15, 2022     of your
                     Page  2     stock.
FirstName LastName
 Jesse Sutton
FirstName  LastNameJesse Sutton
PishPosh, Inc.
Comapany15,
December   NamePishPosh,
               2022        Inc.
December
Page  3    15, 2022 Page 3
FirstName LastName
       You may contact James Giugliano at 202-551-3319 or Adam Phippen at 202-551-3336 if
you have questions regarding comments on the financial statements and related matters. Please contact Alyssa Wall at 202-551-8106 or Jennifer L pez Molina at 202-551-3792 with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Trade &
Services
cc:      Louis Lombardo